AB
11/2

[redacted]

06050242

OMMISSION
549

BTB 10/27

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pioneer Portfolio Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Keith Street
(No. and Street)

Copiague (City) N/Y (State) 11726 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roy Kirton 631-789-2688
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
NOV 0 3 2006
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sands + Co.
(Name – *if individual, state last, first, middle name*)

5 Fifth Ave (Address) Bay Shore (City) N/Y (State) 11706 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 0 3 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

WH 11/2

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10

OATH OR AFFIRMATION

I, Roy Kirton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pioneer Portfolio Corp, as of June 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

President

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE I

ANNUAL AUDITED FOCUS REPORT

FORM X-17A-5

PART IIA

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]
4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER: Pioneer Portfolio Corp. [13]

SEC FILE NO. 8-35899 [14]

FIRM I.D. NO. 11-2778039 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

20 Reith St [20] (No. and Street)

Copiague [21] (City) NY [22] (State) 11726 [23] (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY) 07/01/05 [24]

AND ENDING (MM/DD/YY) 06/30/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roy Kirton [30]

(Area Code) — Telephone No. (631)789-2688 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Sands + Co. [70]

ADDRESS

5 Fifth Ave [71]	Bay Shore [72]	NY [73]	11706 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER [1] | N 3 | [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 06/30/05 [99]
SEC FILE NO. 8-35899 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

	Allowable	Non-Allowable	Total
1. Cash	$ [200]		$ 6,001 [750]
2. Receivables from brokers or dealers:			
A. Clearance account [3]	[295]		
B. Other	[300]	$ [550]	[810]
3. Receivable from non-customers	[355]	[600]	[7] [830]
4. Securities and spot commodities owned at market value:			
A. Exempted securities	[418]		
B. Debt securities	[419]		
C. Options	[420]		
D. Other securities	[424]		
E. Spot commodities [4]	[430]		[850]
5. Securities and/or other investments not readily marketable:			
A. At cost [2] $ [130]			
B. At estimated fair value	[440]	[610]	[860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[460]	[630]	[880]
A. Exempted securities $ [150]			
B. Other securities $ [160]			
7. Secured demand notes:	[470]	[640]	[890]
Market value of collateral:			
A. Exempted securities $ [170]			
B. Other securities $ [180]			
8. Memberships in exchanges:			
A. Owned, at market $ [190]			
B. Owned, at cost		[650]	
C. Contributed for use of the company, at market value		[6] [660]	[900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[480]	[670]	29,800 [910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[490]	[680]	[8] [920]
11. Other assets	[535]	[735]	[930]
12. TOTAL ASSETS [5]	$ [540]	$ [740]	$ 35,801 [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp as of 06/30/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▼13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other ▼10	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▼12	[1390] ▼14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▼9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ 0 [1760]

Ownership Equity		Total
21. Sole Proprietorship		▼15 $ [1770]
22. Partnership (limited partners)	▼11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		30000 [1792]
C. Additional paid-in capital		1,000 [1793]
D. Retained earnings		9,801 [1794]
E. Total		40,801 [1795]
F. Less capital stock in treasury		▼16 (5,000) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 35,801 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 35,801 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp as of 06/30/06

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 35,801	3480
2. Deduct ownership equity not allowable for Net Capital			19 ( )	3490
3. Total ownership equity qualified for Net Capital			35,801	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 35,801	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) *	17 $ 29,800	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			20 $ 6,001	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	18	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 6,001	3750

30

OMIT PENNIES

* This represents a related company transaction.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp as of 06/30/06

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)		$	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 5,000	3760
14. Excess net capital (line 10 less 13)		$ 1,001	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	22	$	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ -0-	3790
17. Add:				
A. Drafts for immediate credit	21 $	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
18. Total aggregate indebtedness			$ -0-	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% -0-	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		$ N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23	$	3880
23. Net capital requirement (greater of line 21 or 22)		$	3760
24. Excess capital (line 10 less 23)		$	3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000		$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp

For the period (MMDDYY) from 070105 [3932] to 063006 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange		$	3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions		16,371	3939
d. Total securities commissions		16,371	3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares			3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue			3995
9. Total revenue		$ 16,371	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			4120
11. Other employee compensation and benefits			4115
12. Commissions paid to other broker-dealers			4140
13. Interest expense			4075
a. Includes interest on accounts subject to subordination agreements	[4070]		
14. Regulatory fees and expenses		1,238	4195
15. Other expenses		19,568	4100
16. Total expenses		$ 20,806	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$ (4,435)	4210
18. Provision for Federal income taxes (for parent only)	28		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			4222
a. After Federal income taxes of	[4338]		
20. Extraordinary gains (losses)			4224
a. After Federal income taxes of	[4239]		
21. Cumulative effect of changes in accounting principles			4225
22. Net income (loss) after Federal income taxes and extraordinary items		$ (4,435)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items		$ 105	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp

For the period (MMDDYY) from 070105 to 063006

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 14,236	4240
A. Net income (loss)		(4,435)	4250
B. Additions (Includes non-conforming capital of	29 $ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 9,801	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	30 $ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pioneer Portfolio Corp as of 06/30/06

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   - A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]
   - B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   - C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm 30 [4335] .... [4570]
   - D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

ADDITIONAL SUPPLEMENTAL INFORMATION

BLANK PAGE

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
5 FIFTH AVENUE, SUITE 1
BAY SHORE, NEW YORK 11706

PHONE (631) 666-4200
FAX (631) 666-4242

October 2, 2006

Pioneer Portfolio Corporation
20 Reith Street
Copiague, NY 11726

Reference: Reconciliation of any material differences between the Audited Computation of Net Capital and the corresponding Unaudited Part IIA.

Report describing any material inadequacies found to exist or found to have existed since date of previous audit.

To The Board of Directors:

Pleased be advised that during the course of our audit engagement there were no material differences between the adjusted net capital requirement per 15C3-1 computation as prepared by Pioneer Portfolio Corporation on its Focus Report for the quarter ended June 30, 2005, and the computation prepared by this accounting firm on the audited annual Focus Report.

Furthermore, no material inadequacies existed in the accounting system, internal accounting control, and procedures for safeguarding securities of Pioneer Portfolio Corporation for the year ended June 30, 2006.

Sands & Co

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
5 FIFTH AVENUE, SUITE 1
BAY SHORE, NEW YORK 11706

PHONE (631) 666-4200
FAX (631) 666-4242

SCHEDULE III

October 2, 2006

Pioneer Portfolio Corporation
20 Reith Street
Copiague, NY 11726

Reference: Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

To The Board of Directors:

With respect to the above referenced Reconciliation, please be advised that, as a single reporting entity with no consolidation with any other entity, there would be no need for the above referenced procedure.

Sands & Co

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
5 FIFTH AVENUE, SUITE 1
BAY SHORE, NEW YORK 11706

PHONE (631) 666-4200
FAX (631) 666-4242

SCHEDULE IV

October 2, 2006

Pioneer Portfolio Corporation
20 Reith Street
Copiague, NY 11726

Reference: Computation for Determination of Reserve Requirements pursuant to Rule 15C 3-3

To The Board of Directors:

Please be advised that you are not subject to the Reverse Requirements and the Possession or Control Requirements under Rule 15C 3-3 due to the fact that you do not clear transactions for customers of carry customer accounts.

Sands & Co

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
5 FIFTH AVENUE, SUITE 1
BAY SHORE, NEW YORK 11706

PHONE (631) 666-4200
FAX (631) 666-4242

SCHEDULE V

PIONEER PORTFOLIO CORPORATION
COMPUTATION OF NET CAPITAL UNDER 15 C 3 - 1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2006

Cash in bank	$ 6,001
Accounts receivable	-
Total current assets	6,001
Accrued expenses	-
Total current liabilities	-
Adjusted net capital	6,001
Minimum net capital	5,000
Excess net capital	$ 1,001

Sands & Co

PIONEER PORTFOLIO CORPORATION

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED JUNE 30, 2006

Contents

SANDS & CO.
CERTIFIED PUBLIC ACCOUNTANTS
5 FIFTH AVENUE, SUITE 1
BAY SHORE, NEW YORK 11706

PHONE (631) 666-4200
FAX (631) 666-4242

INDEPENDENT AUDITOR'S REPORT

October 2, 2006

The Board of Directors and Stockholders of
Pioneer Portfolio Corporation

We have audited the accompanying statement of financial condition of Pioneer Portfolio Corporation as of June 30, 2006, and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Portfolio Corporation as of June 30, 2006 and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchanges Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sands & Co

PIONEER PORTFOLIO CORPORATION
FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

Current assets:	
Cash	$ 6,001
Loan receivable - affiliate	29,800
Total current assets	35,801
Furniture and fixtures net of accumulated depreciation of $15,430 - Note 1	-
Total assets	$ 35,801

LIABIITIES & STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued expenses	$ -
Total liabilities	-
Stockholders' equity:	
Common stock - 30 shares authorized, and issued	30,000
Additional paid in capital	1,000
Retained earnings	9,801
	40,801
Less: Treasury stock, 20 shares at cost	5,000
Total stockholders' equity	35,801
Total liabilities and stockholders' equity	$ 35,801

The accompanying Notes to Financial Statements are an integral part of the financial statements

PIONEER PORTFOLIO CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2006
INCREASE (DECREASE) IN CASH

Cash flows from operating activities:	
Net Loss	$ (4,435)
(Increase) Decrease in:	
Loans	(6,600)
Accounts receivable	-
Increase (Decrease) in:	
Accrued expenses	(1,184)
Net cash provided by operating activities	(7,784)
Cash flows from financing activities:	
Increase (Decrease) in:	
Additional paid in capital	-
Net cash provided by financing activities	-
Net decrease in cash	(12,219)
Cash at beginning of year	18,220
Cash at end of year	$ 6,001

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Income taxes	-

The accompanying Notes to Financial Statements are an integral part of the financial statements

PIONEER PORTFOLIO CORPORATION
Notes to Financial Statements
For the Year Ended June 30, 2006

Note 1. - Nature of the Business and Summary of Significant Accounting Policies

The Company's principal business is that of a registered broker-dealer subject to the rules and regulations of the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC).

(a) Income Recognition - Income is recognized at the completion of each brokered transaction.

(b) Furniture and Fixtures - Furniture and fixtures are stated at cost. Depreciation has been calculated on a straight line basis over a five (5) year useful life.

(c) Income Taxes - Income tax expense includes federal and state taxes currently payable. This corporation is taxed as a "C" Corporation.

Note 2. - Related Party Transactions

The Company has a related stockholder with Pioneer Services, Inc. a non-registered company. The related party shares office space, on a month to month basis and charges various overhead expenses to the Company.

Note 3. - Income Taxes

The Company's provision for income taxes reflects amounts currently payable to the taxing authorities. There were no transactions that would cause the Company to record deferred income taxes.

The Company, for federal income tax purposes, is considered a member of a controlled group. Pursuant to Internal Revenue Code, the members of this controlled group of corporations consented that the Company's income be apportioned to the lowest tax bracket for the fiscal year ending June 30, 2006.

Note 4. - Regulations

As a registered broker-dealer, Pioneer Portfolio Corporation is subject to the requirements of rule 15C 3 -1 under the Securities Exchange Act of 1934. The basic concept of the rule is liquidity; its object to require a broker-dealer to have at all times sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its aggregate indebtedness from exceeding 15 times its net capital. On June 30, 2006, the Company's aggregate indebtedness and net capital, as defined were $0 and $6,001 respectively.

The minimum required net capital for Pioneer Portfolio Corporation is $5,000.

SUPPLEMENTAL INFORMATION

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